Exhibit 99.2

AMTD Announces Agreement to Acquire a London Office Tower for US$17 Million

PARIS & NEW YORK & LONDON -- AMTD Group Inc. (“AMTD Group”), AMTD IDEA Group (“AMTD IDEA”) (NYSE: AMTD; SGX: HKB), AMTD Digital Inc. (NYSE: HKD) and The Generation Essentials Group (NYSE: TGE; LSE: TGE), a subsidiary of AMTD Digital Inc., (collectively, “AMTD”) jointly announce that AMTD IDEA entered into a definitive agreement to acquire the London office tower located at 40 Furnival Street, London EC4A 1JQ, for a total effective consideration of around US$17 million (GBP12 million). The acquisition is expected to be completed without utilizing any external financing, including the term loan facility made available to AMTD IDEA relating to this transaction as previously announced.

Strategically positioned in the heart of Midtown, one of London’s most dynamic and sought-after commercial districts, the property lies within 100 meters of Chancery Lane station and a short walk from the Elizabeth line interchange at Farringdon Station, one of London’s busiest transport hubs. The surrounding area offers a diverse range of amenities through high quality retail and leisure and is home to a growing spectrum of internationally renowned occupiers.

The building comprises approximately 9,646 sq ft (896.1 sq m) of Grade A office and ancillary accommodation across lower ground, ground, and five upper floors, and includes a roof terrace on the fifth floor. Upon completion of the acquisition, the property is expected to serve as one of the global headquarters of AMTD, The Art Newspaper, and L’Officiel, further strengthening AMTD’s presence and ecosystem in the UK and globally. The closing of the transaction is subject to customary closing conditions and is expected to take place in the near future.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions conglomerate group, connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor”provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,”“anticipates,” “aims,” “future,” “intends,” “plans,” “believes,”“estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group, AMTD Digital and/or The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: ir@tge.media